CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements of Elron Electronic Industries Ltd. on Form S-8 (File No. 333-10570 and File No. 333-111310) of our report dated March 3, 2003, on the consolidated financial statements of A.M.T. Advanced Metal Technologies Ltd. appearing in the Annual Report on Form 20-F of Elron Electronic Industries Ltd. for the year ended December 31, 2002, as amended.

/s/ Brightman Almagor & Co
Brightman Almagor & Co. Certified Public Accountants A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel March 3, 2004